UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Squarespace, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number)

Accel 500 University Avenue Palo Alto, California 94301 (650) 614-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85225A107	Schedule 13 D	Page 2 of 18

1.	Names of Reporting Persons Accel Growth Fund L.P. ("AGF")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,808,246 shares, all of which are owned by AGF. Accel Growth Fund Associates L.L.C. ("AGFA"), the general partner of AGF, may be deemed to have sole power to vote these shares. Andrew G. Braccia ("AGB"), a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

12,808,246 shares, all of which are owned by AGF. AGFA, the general partner of AGF, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,808,246
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 3 of 18

1.	Names of Reporting Persons Accel Growth Fund Strategic Partners L.P. ("AGFSP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 4 of 18

1.	Names of Reporting Persons Accel Growth Fund Associates L.L.C. ("AGFA")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,058,975
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 5 of 18

1.	Names of Reporting Persons Accel Growth Fund Investors 2010 L.L.C. ("AGFI10")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to vote these shares.
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to dispose of these shares.
	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 6 of 18

1.	Names of Reporting Persons Accel Leaders 3 L.P. ("ALF3")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

530,953 shares, all of which are owned by ALF3. Accel Leaders 3 Associates L.P. ("ALF3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares. Accel Leaders 3 GP Associates L.L.C. ("ALF3A"), the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

530,953 shares, all of which are owned by ALF3. ALF3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 7 of 18

1.	Names of Reporting Persons Accel Leaders 3 Entrepreneurs L.P. ("ALF3E")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,982
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 8 of 18

1.	Names of Reporting Persons Accel Leaders 3 Associates L.P. ("ALF3A LP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

552,935 shares, of which 530,953 are owned by ALF3 and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

552,935 shares, of which 530,953 are owned by ALF3 and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 9 of 18

1.	Names of Reporting Persons Accel Leaders 3 Investors (2020) L.P. ("ALFI20")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

31,686 shares, all of which are owned by ALFI20. ALF3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

31,686 shares, all of which are owned by ALFI20. ALF3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 10 of 18

1.	Names of Reporting Persons Accel Leaders 3 GP Associates L.L.C. ("ALF3A")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. ALF3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. ALF3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 11 of 18

Item 1. Security and Issuer.

This Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of Squarespace, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed jointly by Accel Growth Fund L.P. ("AGF"), Accel Growth Fund Strategic Partners L.P. ("AGFSP"), Accel Growth Fund Associates L.L.C. ("AGFA"), Accel Growth Fund Investors 2010 L.L.C. ("AGFI10"), Accel Leaders 3 L.P. ("ALF3"), Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"), Accel Leaders 3 Associates L.P. ("ALF3A LP"), Accel Leaders 3 Investors (2020) L.P. ("ALFI20"), and Accel Leaders 3 GP Associates L.L.C. ("ALF3A"). Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons."

The address of the Reporting Persons is c/o Accel, 500 University Avenue, Palo Alto, California 94301.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote and sole power to dispose of the shares of Class A Common Stock directly owned by AGF and AGFSP. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote and sole power to dispose of the shares of Class A Common Stock directly owned by ALF3 and ALF3E. ALF3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to vote and sole power to dispose of the shares of Class A Common Stock directly owned by ALF3, ALF3E and ALFI20. Andrew G. Braccia ("AGB"), a director of the Company and a managing member of AGFA, AGFI10, and ALF3A, may be deemed to have shared power to vote and shared power to dispose of the shares of Class A Common Stock directly owned by AGF, AGFSP, AGFI10, ALF3, ALF3E and ALFI20.

AGF, AGFSP, ALF3, ALF3E, ALF3A LP, and ALFI20 are Delaware limited partnerships. AGFA, AGFI10, and ALF3A are Delaware limited liability companies.

Certain information concerning the identity and background of each of the directors and managing members of the Reporting Persons is set forth in Schedule A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of Class A Common Stock reported herein were from general funds available to the Reporting Persons, including capital contributions from their respective investors.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company, one or more members of the Board, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Class A Common Stock. The Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Statement. AGB, a managing member of AGFA, AGFI10, and ALF3A, currently serves as a director of the Company and therefore will engage in regular discussions with the Board and management of the Company as part of his duties as a director.

CUSIP NO. 85225A107	Schedule 13 D	Page 12 of 18

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each cover page of this Statement and the information set forth or incorporated in Items 2 and 3 of this Statement are incorporated by reference in its entirety into this Item 5.

The percentages used herein are calculated based on 89,530,637 shares of Class A Common Stock reported by the Company to be outstanding as of May 9, 2024 as reflected in Section 3.7 of the Merger Agreement (as defined in Item 6 herein) filed as an exhibit to the Company's Form 8-K with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2024.

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with General Atlantic (SQRS II), L.P. (“GA SQRS II”), Anthony Casalena (the “Founder”), the Casalena Foundation and/or certain of their affiliates. However, each Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Class A Common Stock that are beneficially owned by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s).

Based on the Schedule 13D filed by GA SQRS II and certain of its affiliates with the SEC on May 20, 2024, GA SQRS II and certain of its affiliates beneficially own 15,586,169 shares of Class A Common Stock. Based on an aggregate of 94,488,982 shares of Class A Common Stock outstanding, consisting of (i) 89,530,637 shares of Class A Common Stock reported by the Company to be outstanding as of May 9, 2024 as reflected in Section 3.7 of the Merger Agreement and (ii) 4,958,345 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Company held by GA SQRS II, GA SQRS II beneficially owns approximately 16.5% of the outstanding shares of Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

Based on the Schedule 13D filed by the Founder and the Casalena Foundation with the SEC on May 20, 2024, the Founder beneficially owns 45,872,299 shares of Class A Common Stock and the Casalena Foundation beneficially owns 4,208,674 shares of Class A Common Stock. Based on an aggregate of 132,417,047 shares of Class A Common Stock outstanding, consisting of (i) 89,530,637 shares of Class A Common Stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement and (ii) 42,886,410 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held by the Founder, the Founder beneficially owns approximately 34.6% of the outstanding shares of Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act. Based on an aggregate of 89,530,637 shares of Class A Common Stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, the Casalena Foundation beneficially owns approximately 4.7% of the outstanding shares of Class A Common Stock.

Accordingly, in the aggregate, the Reporting Persons, GA SQRS II, the Founder, the Casalena Foundation and/or certain of their affiliates may be deemed to beneficially own 80,181,338 shares of Class A Common Stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, represents approximately 58.4% of the total shares of Class A Common Stock based on (i) 89,530,637 shares of Class A Common Stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement and (ii) 47,844,755 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by GA SQRS II and the Founder and/or certain of their affiliates, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 85225A107	Schedule 13 D	Page 13 of 18

(c) None of the Reporting Persons has effected any transaction in shares of Class A Common Stock in the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement are incorporated by reference in their entirety to this Item 6.

The Reporting Persons entered into a Joint Filing Agreement on May 20, 2024 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

In connection with the Company’s execution of an agreement and plan of merger, dated May 13, 2024 (the “Merger Agreement”), Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, the “Accel Parties”) entered into a support agreement (the “Accel Support Agreement”) with the Company and Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), pursuant to which the Accel Parties agreed, among other things, that they will vote their shares of Class A Common Stock in favor of the adoption of the Merger Agreement and the approval of the merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the merger or any of the transactions contemplated by the Merger Agreement. The Accel Support Agreement also includes certain restrictions on transfer of shares of Class A Common Stock held by the Accel Parties. In addition, (a) under the Accel Support Agreement, certain of the Accel Parties agreed to contribute to a direct or indirect parent company of Parent a portion of their holdings of Company common stock in exchange for equity interests in such direct or indirect parent company of Parent (the “Accel Rollover”) and (b) in connection with the execution of the Merger Agreement, certain of the Accel Parties, together with certain investment funds affiliated with the Accel Parties, delivered an equity commitment letter to Parent pursuant to which such parties committed, subject to the terms and conditions contained therein, to acquire equity interests in such direct or indirect parent company of Parent in exchange for the cash amounts set forth therein (the “Accel Equity Investment”). The consummation of the Accel Rollover and the Accel Equity Investment would result in certain of the Accel Parties and their affiliated investment funds indirectly owning approximately 8.8% of the Company following the consummation of the merger and are conditioned, among other things, on the substantially contemporaneous contribution of certain shares of Class A Common Stock and/or Class B Common Stock held by GA SQRS II and the Founder (together with the Casalena Foundation and certain related parties, the “Casalena Parties”), as applicable, to a direct or indirect parent company of Parent, in each case in exchange for equity interests in such direct or indirect parent company of Parent that would result in GA SQRS II and the Casalena Parties indirectly owning approximately 8.3% and 32.7% of the Company, respectively, following the consummation of the merger, pursuant to and in accordance with the terms and conditions of the support agreements signed by GA SQRS II and the Casalena Parties. In addition, the consent of the Accel Parties is required for (i) any amendments to the respective support agreements signed by GA SQRS II and the Casalena Parties (ii) entry by the Company and Parent into any side agreements with any other parties, and (iii) certain material adverse amendments to the Merger Agreement. The consent of both GA SQRS II and the Casalena Parties is required for any amendments to the Accel Support Agreement, and each has rights equivalent to clauses (ii) and (iii) of the previous sentence. The information in this paragraph is qualified in its entirety by reference to the Accel Support Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 85225A107	Schedule 13 D	Page 14 of 18

Item 7. Material to be Filed as Exhibits.

1.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

2.	Accel Support Agreement, dated May 13, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Current Report filed on Form 8-K on May 13, 2024).

CUSIP NO. 85225A107	Schedule 13 D	Page 15 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 20, 2024

Entities:
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*
Accel Leaders 3 L.P.*
Accel Leaders 3 Entrepreneurs L.P.*
Accel Leaders 3 Associates L.P.*
Accel Leaders 3 Investors (2020) L.P.*
Accel Leaders 3 GP Associates L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for
the above-listed entities

* Signed pursuant to a Power of Attorney previously filed.

SCHEDULE A

The following sets forth the name and principal occupation of each of the directors of Accel Leaders 3 GP Associates L.L.C.

Name	Business Address	Principal Occupation	Citizenship
Andrew G. Braccia	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Director	United States

Sameer Gandhi	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Director	United States

Ping Li	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Director	United States

Ryan Sweeney	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Director	United States

Richard Wong	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Director	United States

The following sets forth the name and principal occupation of each of the managing members of Accel Growth Fund Associates L.L.C. and Accel Growth Fund Investors 2010 L.L.C.

Name	Business Address	Principal Occupation	Citizenship
Andrew G. Braccia	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Managing Member	United States

Kevin Efrusy	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Managing Member	United States

Sameer Gandhi	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Managing Member	United States

Ping Li	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Managing Member	United States

Richard Wong	c/o Accel, 500 University Avenue, Palo Alto, California 94301	Managing Member	United States

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of May 20, 2024

ACCEL GROWTH FUND L.P.

By:	Accel Growth Fund Associates L.L.C., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL GROWTH FUND STRATEGIC PARTNERS L.P.

By:	Accel Growth Fund Associates L.L.C., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL GROWTH FUND ASSOCIATES L.L.C.

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL GROWTH FUND INVESTORS 2010 L.L.C.

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL LEADERS 3 L.P.

By:	Accel Leaders 3 Associates L.P., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL LEADERS 3 ENTREPRENEURS L.P.

By:	Accel Leaders 3 Associates L.P., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL LEADERS 3 ASSOCIATES L.P.

By:	Accel Leaders 3 GP Associates L.L.C., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL LEADERS 3 INVESTORS (2020) L.P.

By:	Accel Leaders 3 GP Associates L.L.C., its general partner

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

ACCEL LEADERS 3 GP ASSOCIATES L.L.C.

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact